UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MSP Recovery, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

553745209
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 553745209	13G	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
Nomura Holdings, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
660,281 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
660,281 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
660,281

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.4% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC

(1)
Consists of (i) 7,281 shares of Class A Common Stock owned by Nomura Securities International, Inc. (“NSI”) and (ii) 653,000 shares of Class A Common Stock NSI has the right to acquire upon the exercise of warrants with an exercise price of $11.50 per share and exercisable within 30 days after May 27, 2022 (the “Warrants”) beneficially owned as of December 31, 2023. NSI is a wholly owned subsidiary of Nomura Holdings, Inc., which accordingly may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by NSI.

(2)
The percent of class is calculated based on 14,415,930 shares of Class A Common Stock issued and outstanding as of November 27, 2023, as reported in the Issuer’s Registration Statement on Form S-1/A filed with the SEC on December 8, 2023, plus 653,000 shares of Class A Common Stock issuable upon the exercise of the Warrants, which have been added to the total Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 553745209	13G	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
Nomura Securities International, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
660,281

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
660,281

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
660,281

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐ Not applicable

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
4.4% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD

(3)	Consists of (i) 7,281 shares of Class A Common Stock and (ii) 653,000 shares of Class A Common Stock the Reporting Person has the right to acquire upon the exercise of the Warrants.

(4)
The percent of class is calculated based on 14,415,930 shares of Class A Common Stock issued and outstanding as of November 27, 2023, as reported in the Issuer’s Registration Statement on Form S-1/A filed with the SEC on December 8, 2023, plus 653,000 shares of Class A Common Stock issuable upon the exercise of the Warrants, which have been added to the total Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 553745209	13G	Page 4 of 10 Pages
Item 1.	(a)	Name of Issuer: MSP Recovery, Inc. (the “Issuer”)

	(b)	Address of Issuer's Principal Executive Offices: 2701 Le Jeune Road, Floor 10 Coral Gables, Florida 33134

Item 2.	(a)	Name of Person(s) Filing: Nomura Holdings, Inc. Nomura Securities International, Inc.

(b)
Address of Principal Business Office or, if none, Residence:
Nomura Holdings, Inc.
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8645, Japan

Nomura Securities International, Inc.
Worldwide Plaza
309 West 49th Street
New York, NY 10019

	(c)	Citizenship: Nomura Holdings, Inc. Japan Nomura Securities International, Inc. New York

	(d)	Title of Class of Securities: Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”)

	(e)	CUSIP Number: 553745209

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☒	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________

CUSIP No. 553745209	13G	Page 5 of 10 Pages
Item 4.	Ownership.

Items 5-11 of the cover pages are incorporated by reference

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit B

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

CUSIP No. 553745209	13G	Page 6 of 10 Pages
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 553745209	13G	Page 7 of 10 Pages
SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 14th day of February, 2024.

Nomura Holdings, Inc.

/s/ Samir Patel
Name: Samir Patel
Title: Managing Director

Nomura Securities International, Inc.

/s/ Fernando Del Puerto
Name: Fernando Del Puerto
Title: Managing Director

CUSIP No. 553745209	13G	Page 8 of 10 Pages
Index to Exhibits

Exhibit	Exhibit
A	Joint Filing Agreement
B	Subsidiaries

CUSIP No. 553745209	13G	Page 9 of 10 Pages
EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this Joint Filing Agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement as of February 14, 2024.

Nomura Holdings, Inc.

/s/ Samir Patel
Name: Samir Patel
Title: Managing Director

Nomura Securities International, Inc.

/s/ Fernando Del Puerto
Name: Fernando Del Puerto
Title: Managing Director

CUSIP No. 553745209	13G	Page 10 of 10 Pages
EXHIBIT B

SUBSIDIARIES

Nomura Securities International, Inc. is a wholly owned subsidiary of Nomura Holdings, Inc.